Exhibit 99.2

0- AFYA LIMITED Proxy for Annual General Meeting of Shareholders on July 23, 2021 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Anibal José Grifo de Sousa and Renata Costa Couto and each of them, or failing either of them, the duly appointed Chairman of the Meeting, with full power of substitution and power to act alone, as proxies to vote all the Class A common shares and the Class B common shares of the Company which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Afya Limited, to be held July 23 , 2021 at 11 : 00 am Brasilia time at the Afya Participações S . A . headquarters at Alameda Oscar Niemeyer, No . 119 , Room 504 , Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code : 34 . 006 - 056 (shareholders and their duly appointed proxies will also be able to participate in the AGM virtually by accessing the following link https : //afya . zoom . us/j/ 94650391368 ), and at any adjournments or postponements thereof, as follows : (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

July 23, 2021

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The proxy statement and our annual report on Form 20-F
are available on the Investor Relations section of the Company's website at https://ir.afya.com.br

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030300000000001000 7 072321

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Click on the link below to participate in the Annual General Meeting:
https://afya.zoom.us/j/94650391368

Or mobile device:
United States: +1 253 215 8782, ,94650391368# or +1 301 715 8592, ,94650391368#

Or phone:
Dial-in:
United States: +1 253 215 8782 or +1 301 715 8592 or +1 312 626 6799 or +1 346 248 7799 or +1 669 900 6833 or +1 929 205 6099
Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

webinar ID: 946 5039 1368

Available international numbers: https://afya.zoom.us/u/acsPBTosKy

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's director's report for the fiscal year ended 31 December 2020 be approved and ratified.	☐	☐	☐
2. As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association accessible at the Company's website at https://ir.afya.com.br, subject to and with effect from Closing (as that term is defined in the share purchase agreement dated on or about 7 June 2021 between CRESCERA EDUCACIONAL II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA and ERSTE WV GÜTERSLOH GMBH).	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual and Extraordinary Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

July 23, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM Brasilia time the business day prior to the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://afya.zoom.us/j/94650391368.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The proxy statement and our annual report on Form 20-F
are available on the Investor Relations section of the Company's website at https://ir.afya.com.br

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030300000000001000 7 072321

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Click on the link below to participate in the Annual General Meeting:
https://afya.zoom.us/j/94650391368

Or mobile device:
United States: +1 253 215 8782, ,94650391368# or +1 301 715 8592, ,94650391368#

Or phone:
Dial-in:
United States: +1 253 215 8782 or +1 301 715 8592 or +1 312 626 6799 or +1 346 248 7799 or +1 669 900 6833 or +1 929 205 6099
Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

webinar ID: 946 5039 1368

Available international numbers: https://afya.zoom.us/u/acsPBTosKy

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's director's report for the fiscal year ended 31 December 2020 be approved and ratified.	☐	☐	☐
2. As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association accessible at the Company's website at https://ir.afya.com.br, subject to and with effect from Closing (as that term is defined in the share purchase agreement dated on or about 7 June 2021 between CRESCERA EDUCACIONAL II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA and ERSTE WV GÜTERSLOH GMBH).	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual and Extraordinary Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.